SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                           SHERIDAN HEALTHCARE, INC.
            (Exact name of registrant as specified in its charter)

                                    0-26260
                           (Commission File Number)

                             4651 Sheridan Street
                                   Suite 400
                           Hollywood, Florida  33021
                                (954) 987-5822
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $0.01 Per Share
                Class A Common Stock, Par Value $0.01 Per Share
           (Title of each class of securities covered by this Form)

                                     None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a) (1) (i)          [X]
Rule 12g-4(a) (1) (ii)         [ ]
Rule 12g-4(a) (2) (i)          [ ]
Rule 12g-4(a) (2) (ii)         [ ]
Rule 12h-3(b) (1) (i)          [X]
Rule 12h-3(b) (1) (ii)         [ ]
Rule 12h-3(b) (2) (i)          [ ]
Rule 12h-3(b) (2) (ii)         [ ]
Rule 15d-6                     [ ]

Approximate number of holders of record as of the certification or notice date:

     Common Stock   -  1
     Class A Common Stock - 1

Vestar/Sheridan Holdings, Inc. ("Holdings") is the sole holder of record of the securities listed above as of the date hereof pursuant to the merger of Vestar/Sheridan, Inc., a wholly-owned subsidiary of Holdings, into Sheridan Healthcare, Inc. ("Sheridan"), which was consummated on May 5, 1999.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sheridan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                             SHERIDAN HEALTHCARE, INC.


                                             BY:/s/Jay Martus
                                             --------------------
                                             Name:Jay Martus
                                             Title:Vice President


DATE: May 5 , 1999






























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